EXHIBIT 12

GAS TRANSMISSION NORTHWEST CORPORATION

SEC FILING—FORM 10-Q—Third Quarter 2003

EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

($ in millions)

	For the Nine months Ended
	September 30, 2003	September 30, 2002
Ratio of Earnings to Fixed Charges

Earnings
Net income	$40.2	$56.3
Adjustments:
Income taxes	26.1	29.5
Fixed charges (as below)	30.1	28.8

Total adjusted earnings	$96.4	$114.6

Fixed charges:
Net interest expense	$29.5	$25.9
Adjustments:
Interest component of rents	0.3	0.3
AFUDC debt	0.3	2.6

Total fixed charges	$30.1	$28.8

Ratio of earnings to fixed charges	3.2	4.0